02030353

EXECUTION COPY

Total No. of Pages: 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 22, 2002

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Marconi plc

TRADING UPDATE AND STATUS OF NEGOTIATIONS WITH LENDING BANKS FOR ARRANGEMENT OF NEW BANK FACILITY

London – 22 March 2002 – Marconi plc (London and NASDAQ: MONI) today provided a trading update and status of negotiations with its lending banks.

Trading Update

Whilst current trading continues to reflect the difficult market conditions reported for the previous quarters of the year, Marconi expects that the outcome for the fourth quarter will be in line with the guidance given in January.

* Marconi expects a seasonal uplift in sales between the third and fourth quarters, albeit considerably less pronounced than in the previous year.
* The Group is on track to meet its target to reduce the Core operating cost base to an annualised run-rate of £1 billion by the end of the fourth quarter. However, gross margins and the operating loss before exceptional items and goodwill amortisation for the fourth quarter as a whole are expected to be at similar levels as in the third quarter.
* The exit from non-core businesses has continued with the completion of the disposal of Commerce Systems, Data Systems and GDA and the announcement that the Group is in discussions with a number of interested parties with regard to the future of its Strategic Communications business
* Marconi expects net debt at 31 March 2002 to be within the previously stated target range of £2.7 billion to £3.2 billion
* The Group also confirms that it remains on track to achieve the further cost reduction actions announced on 15 January 2002 to reduce the Core annual operating cost base to £870 million by the end of March 2003.

Market conditions in the current quarter have, however, continued to deteriorate and the Board believes that these uncertain conditions are likely to persist beyond the financial year to March 2003, longer than previously anticipated.

Status of Bank Negotiations

Marconi has been in discussions with its lending banks to negotiate the terms of a new facility and considerable progress had been made towards concluding those discussions.

In the light of the Group's revised view of the extended market downturn, it no longer believes that the refinancing proposal provides the Group with an appropriate capital structure. Accordingly, Marconi has decided that it is unable to enter into the proposed new bank facility. The bank coordinators have indicated that the banks reserve all their rights under the existing bank facilities.

Marconi will develop a revised business plan in the next few weeks whilst continuing discussions with its banks and assessing further refinancing options to secure an appropriate capital structure.

Next Trading Update
Marconi will provide a full trading update for the fourth quarter ending 31 March 2002 on 25 April 2002.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

David Beck / Joe Kelly
Public Relations, Marconi plc
+ 44 (0) 20 7306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations, Marconi plc
+ 44 (0) 20 7306 1735
investor.relations@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________

Name: N C Porter

Title: Secretary

Date: March 22, 2002